                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)/1/

                           COMMERCIAL METALS COMPANY
         ------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
         ------------------------------------------------------------
                         (Title of class of securities)

                                  201723 10 3
         ------------------------------------------------------------
                                (CUSIP number)

                                Sara B. Feldman
                             11 St. Laurent Place
                               Dallas, TX 75225
                            Telephone (214)363-5595
         ------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               October 17, 1995
         ------------------------------------------------------------
            (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Check the following box if a fee is being paid with the statement [_], (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       (Continued on the following pages)
                              (Page 1 of 3 Pages)

-------------------------
   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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                                  SCHEDULE 13D
-----------------------                                 -----------------------
CUSIP No. 201723 10 3                                      Page 2 of 3 Pages
-----------------------                                 -----------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sara B. Feldman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(c) OR 2(e)                                                  [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER

                                    843,830
                                ------------------------------------------------
                                 8  SHARED VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY            0
 EACH REPORTING PERSON WITH     ------------------------------------------------
                                 9  SOLE DISPOSITIVE POWER

                                    843,830
                                ------------------------------------------------
                                 10 SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           [_]

          843,830
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 5.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                   Page 3 of 3 Pages
                                  Schedule 13D
                                  ------------

     This Schedule 13D is filed as Amendment No. 1 to the original filing by Sara B. Feldman.

Item 4    Purpose of Transactions
          -----------------------

       Item 4 is amended to read in its entirety as follows:

     The purpose of the transactions giving rise to the filing of this Schedule 13D involved transfers without consideration between the Jacob Feldman and Sara Feldman Grantor Trust (the "Trust") and Sara Feldman. Mr. Jacob Feldman died on June 5, 1995 and, as a consequence thereof, the Trust transferred a total of 942,030 shares of CMC Common Stock to Sara Feldman. The Trust transferred 398,030 shares on August 21, 1995 and 544,000 shares on October 17, 1995. Between August 25, 1995 and September 11, 1995, however, Sara Feldman sold an aggregate of 98,900 shares in seven transactions, thus reducing her holdings as of October 17, 1995 and as of the date hereof to 843,130 shares, an aggregate of approximately 5.5% of the issued and outstanding CMC Common Stock.

     Sara Feldman has no plan or proposal that relates or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that the reporting person may from time to time dispose of shares of CMC Common Stock in brokerage or privately negotiated transactions in connection with the management of the reporting person's assets.

Item 5    Interest in Securities of the Issuer
          ------------------------------------

     Sections (a) and (b) of Item 5 are amended to read in their entirety as follows:

     (a)  Number and Percentage of Securities Owned:
          -----------------------------------------

         The aggregate number of shares beneficially owned by Sara B. Feldman is 843,130 shares of CMC Common Stock amounting to approximately 5.5% of the CMC outstanding, based on 15,388,351 shares outstanding as of November 15, 1995.

     (b)  Type of Ownership
          -----------------

         Sara B. Feldman has sole power to vote, dispose of, or otherwise deal with all of the 843,130 shares of CMC Common Stock beneficially owned by her.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    Date:     February 22, 1996
                           ------------------------


                    Signature: /s/ Sara B. Feldman
                              ---------------------